SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 48)

LSB INDUSTRIES, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $.10

(Title of Class of Securities)

5021600-10-4

(CUSIP Number)

with copies to:
Jack E. Golsen 16 South Pennsylvania Oklahoma City, Oklahoma 73107 (405) 235-4546	Irwin H. Steinhorn, Esq. Conner & Winters, LLP 211 N. Robinson Ave., Suite 1700 Oklahoma City, Oklahoma 73102 (405) 272-5711

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 4, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of his Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g) Rule 13d-1(b)(3) or (4), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 5021600-10-4

(1)	Names of Reporting Persons I.R.S. Identification No. of above Persons (entities only) Jack E. Golsen
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) Not applicable
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
(6)	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 4,000
	(8)	Shared Voting Power 3,191,770
	(9)	Sole Dispositive Power 4,000
	(10)	Shared Dispositive Power 3,195,770
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 3,195,770
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
(13)	Percent of Class Represented by Amount in Row (11) 13.5% (1)
(14)	Type of Reporting Person (See Instructions) IN

(1)	Calculated based on 23,727,928 shares of Common Stock outstanding, which consists of (i) 22,811,262 shares of Common Stock outstanding as of October 30, 2015, as reported in LSB Industries, Inc.’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2015, (ii) 666,666 shares of Common Stock issuable upon conversion of Series B Preferred Stock deemed to be beneficially owned by the Reporting Person, and (iii) 250,000 shares of Common Stock issuable upon conversion of Series D Preferred Stock deemed to be beneficially owned by the Reporting Person.

Page 2 of 17 Pages

CUSIP NO. 5021600-10-4

(1)	Names of Reporting Persons I.R.S. Identification No. of above Persons (entities only) Barry H. Golsen
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) Not applicable
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
(6)	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 2,744
	(8)	Shared Voting Power 2,703,010
	(9)	Sole Dispositive Power 2,744
	(10)	Shared Dispositive Power 2,703,010
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 2,705,754
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
(13)	Percent of Class Represented by Amount in Row (11) 11.5%(1)
(14)	Type of Reporting Person (See Instructions) IN

(1)	Calculated based on 23,594,595 shares of Common Stock outstanding, which consists of (i) 22,811,262 shares of Common Stock outstanding as of October 30, 2015, as reported in LSB Industries, Inc.’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2015, (ii) 533,333 shares of Common Stock issuable upon conversion of Series B Preferred Stock deemed to be beneficially owned by the Reporting Person, and (iii) 250,000 shares of Common Stock issuable upon conversion of Series D Preferred Stock deemed to be beneficially owned by the Reporting Person.

Page 3 of 17 Pages

CUSIP NO. 5021600-10-4

(1)	Names of Reporting Persons I.R.S. Identification No. of above Persons (entities only) Steven J. Golsen
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) Not applicable
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
(6)	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 243,493
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 243,493
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 243,493
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 1.1%(1)
(14)	Type of Reporting Person (See Instructions) IN

(1)	Calculated based on 22,811,262 shares of Common Stock outstanding as of October 30, 2015, as reported in LSB Industries, Inc.’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2015.

Page 4 of 17 Pages

CUSIP NO. 5021600-10-4

(1)	Names of Reporting Persons I.R.S. Identification No. of above Persons (entities only) Linda F. Rappaport
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) Not applicable
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
(6)	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 44,578
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 44,578
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 44,578
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
(13)	Percent of Class Represented by Amount in Row (11) .2%(1)
(14)	Type of Reporting Person (See Instructions) IN

(1)	Calculated based on 22,811,262 shares of Common Stock outstanding as of October 30, 2015, as reported in LSB Industries, Inc.’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2015.

Page 5 of 17 Pages

CUSIP NO. 5021600-10-4

(1)	Names of Reporting Persons I.R.S. Identification No. of above Persons (entities only) Golsen Family, L.L.C. 20-8234753
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) Not applicable
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
(6)	Citizenship or Place of Organization Oklahoma
Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power —
	(8)	Shared Voting Power 148,725
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 148,725
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 148,725
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 0.7%(1)
(14)	Type of Reporting Person (See Instructions) OO

(1)	Calculated based on 22,811,262 shares of Common Stock outstanding as of October 30, 2015, as reported in LSB Industries, Inc.’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2015.

Page 6 of 17 Pages

CUSIP NO. 5021600-10-4

(1)	Names of Reporting Persons I.R.S. Identification No. of above Persons (entities only) SBL, L.L.C. 73-1015226
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) Not applicable
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
(6)	Citizenship or Place of Organization Oklahoma
Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 2,413,287
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 2,413,287
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 2,413,287
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 10.2%(1)
(14)	Type of Reporting Person (See Instructions) OO

(1)	Calculated based on 23,594,595 shares of Common Stock outstanding, which consists of (i) 22,811,262 shares of Common Stock outstanding as of October 30, 2015, as reported in LSB Industries, Inc.’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2015, (ii) 533,333 shares of Common Stock issuable upon conversion of Series B Preferred Stock deemed to be beneficially owned by the Reporting Person, and (iii) 250,000 shares of Common Stock issuable upon conversion of Series D Preferred Stock deemed to be beneficially owned by the Reporting Person.

Page 7 of 17 Pages

CUSIP NO. 5021600-10-4

(1)	Names of Reporting Persons I.R.S. Identification No. of above Persons (entities only) Golsen Petroleum Corporation
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) Not applicable
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
(6)	Citizenship or Place of Organization Oklahoma
Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 417,288
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 417,288
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 417,288
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 1.8%(1)
(14)	Type of Reporting Person (See Instructions) CO

(2)	Calculated based on 22,944,595 shares of Common Stock outstanding, which consists of (i) 22,811,262 shares of Common Stock outstanding as of October 30, 2015, as reported in LSB Industries, Inc.’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2015, and (ii) 133,333 shares of Common Stock issuable upon conversion of Series B Preferred Stock deemed to be beneficially owned by the Reporting Person.

Page 8 of 17 Pages

CUSIP NO. 5021600-10-4

Introduction

This statement constitutes Amendment No. 48 to the Schedule 13D dated October 7, 1985, as amended previously (the “Schedule 13D”), relating to the common stock, par value $.10 a share (“Common Stock”) of LSB Industries, Inc. (the “Company”). All terms not otherwise defined herein shall have the meanings ascribed in the Schedule 13D.

This Amendment 48 is being filed jointly by Jack E. Golsen (“J. Golsen”), Barry H. Golsen (“B. Golsen”), Steven J. Golsen (“S. Golsen”), Linda F. Rappaport (“L. Rappaport”). Golsen Family, L.L.C., an Oklahoma limited liability company (“GFLLC”), SBL, L.L.C., an Oklahoma limited liability company (“SBL”), and Golsen Petroleum Corporation, an Oklahoma corporation (“GPC”)(each, a “Reporting Person” or a “Golsen Holder,” and, collectively, the “Reporting Persons” or the “Golsen Holders”), who report as a “group” (the “Golsen Group”) within the meaning of Rule 13d-5(b)(1) under the Exchange Act, pursuant to a Joint Filing Statement dated September 20, 2007, filed as Exhibit 99.1 to Amendment No. 34 of the Schedule 13D, and a Joint Filing Statement dated December 29, 2008 and filed as Exhibit 99.2 to Amendment No. 38 of the Schedule 13D.

B Golsen, S. Golsen, and L. Rappaport are the children of J. Golsen (collectively, the “Golsen Family”). All of the membership interests in GFLLC are owned by the Golsen Family or trusts controlled by a member of the Golsen Group. J. Golsen is the sole manager of GFLLC. All of the outstanding units of SBL are owned by GFLLC, B. Golsen, S. Golsen and L. Rappaport. J. Golsen and B. Golsen are the sole managers of SBL and the sole members of the Board of Directors and the officers of GPC.

This Amendment 48 is being filed to disclose (i) the execution of a Board Representation and Standstill Agreement, dated December 4, 2015 (“Board Representation Agreement”), by and among the Company, LSB Funding LLC (“LSB Funding”), Security Benefit Corporation, Todd Boehly, and each of the Golsen Holders; (ii) a Letter Agreement dated December 4, 2015, by and among the Company, LSB Funding and each of the members of the Golsen Group, all as more particularly described in Item 6 of this Amendment No. 48; and (iii) the termination by SBL of the 10b5-1 Sales Plan dated May 20, 2015, between SBL and Morgan Stanley-Smith Barney, LLC, previously disclosed in Amendment No. 47, which provided for the sale of up to 150,000 shares of the Company’s common stock pursuant to the terms of Rule 10b5-1 of the Exchange Act.

Item 1.	Security and Issuer.

Item 1 of this Schedule 13D is unchanged.

Item 2.	Identity and Background.

Item 2 of this Schedule 13D is unchanged, except that B. Golsen resigned as President and Chief Executive Officer of the Company effective September 1, 2015. B. Golsen, who engages in investment activities for his personal account, remains a director of the Company.

Page 9 of 17 Pages

CUSIP NO. 5021600-10-4

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of this Schedule 13D is not applicable.

Item 4.	Purpose of Transaction.

(d)	The information set forth in the Explanatory Note and Item 6 hereof is hereby incorporated by reference.

Item 5.	Interest in Securities of the Issuer.

(a),(b)	The table below sets forth the following information relating to the shares of Common Stock beneficially owned by each member of the reporting group, as of the filing date of this Amendment No. 48:

(i) the number of shares the member has sole power to vote or direct the voting and sole power to dispose or to direct the disposition; (ii) the number of shares the member has shared power to vote or direct the voting and shared power to dispose or to direct the disposition; (iii) the number of shares owned beneficially by the member; and (iv) the percentage of outstanding Common Stock owned beneficially by the member.

Person	Sole Voting and Dispositive Power		Shared Voting and Dispositive Power		Aggregate Amount		Percent(8)
Jack E. Golsen	4,000	(1)	3,191,770	(1)	3,195,770	(1)	13.5	%(1)(8)
Barry H. Golsen	2,744	(2)	2,703,010	(2)	2,705,754	(2)	11.5	%(2)(8)
Steven J. Golsen	0		243,493	(3)	243,493	(3)	1.1	%(3)(8)
Linda F. Rappaport	0		44,578	(4)	44,578	(4)	.2	%(4))(8)
Golsen Family, L.L.C.	0		148,725	(5)	148,725	(5)	.7	%(5)(8)
SBL, L.L.C.	0		2,413,287	(6)	2,413,287	(6)	10.2	%(6)(8)
Golsen Petroleum Corporation	0		417,288	(7)	417,288	(7)	1.8	%(7)(8)

(1)	The amount shown with respect to J. Golsen is comprised of the following shares of Common Stock:

(a)	4,000 shares owned directly by J. Golsen;

(b)	15,392 shares owned directly by Golsen Family, L.L.C. (“GFLLC”) and 133,333 shares issuable upon conversion of 4,000 shares of Series B Preferred Stock owned directly by GFLLC, over which J. Golsen, as the sole manager of GFLLC, shares voting and investment power with GFLLC;

Page 10 of 17 Pages

CUSIP NO. 5021600-10-4

(c)	1,345,999 shares owned directly by SBL, L.L.C. (“SBL”), 250,000 shares issuable upon conversion of 1,000,000 shares of Series D Preferred Stock owned directly by SBL, and 400,000 shares issuable upon conversion of 12,000 shares of Series B Preferred Stock owned directly by SBL. J. Golsen and B. Golsen are co-managers of SBL, and share voting and investment power over the shares of Common Stock held of record by SBL;

(d)	283,955 shares owned directly by Golsen Petroleum Corporation (“GPC”) and 133,333 shares issuable upon conversion of 4,000 shares of Series B Preferred Stock owned directly by GPC, a wholly owned subsidiary of SBL. J. Golsen and B. Golsen are the officers and directors of GPC, and share voting and investment power over the shares of Common Stock held of record by GPC;

(e)	218,320 shares owned by three separate irrevocable trusts for the respective benefit of B. Golsen, S. Golsen and L. Rappaport, for each of which J. Golsen as sole trustee is deemed to hold shared voting and investment power with the trust;

(f)	350,984 shares owned by 17 separate trusts for the benefit of the grandchildren and great grandchildren of J. Golsen, of which J. Golsen as the sole trustee is deemed to hold shared voting and investment power with the trusts over the Common Stock held in the trusts;

(g)	44,578 shares owned by Linda F. Rappaport directly or as trustee of her revocable trust, over which J. Golsen shares with L. Rappaport the voting and investment power with respect to such shares; and

(h)	15,876 shares owned by Sylvia H. Golsen’s Trust over which J. Golsen as the sole trustee is deemed to hold shared voting and investment power with the trust over the Common Stock held in the trust.

(2)	The amount shown with respect to B. Golsen is comprised of the following shares of Common Stock:

(a)	2,744 shares owned directly by B. Golsen;

(b)	289,723 shares owned directly by the Barry H. Golsen 2012 LSB Trust, for which B. Golsen as sole trustee is deemed to share voting and investment power over the shares owned by the trust.

(c)	1,345,999 shares owned directly by SBL, 250,000 shares issuable upon conversion of 1,000,000 shares of Series D Preferred Stock owned directly by SBL, and 400,000 shares issuable upon conversion of 12,000 shares of Series B Preferred Stock owned directly by SBL. J. Golsen and B. Golsen are co-managers of SBL, and share voting and investment power over the shares of Common Stock held of record by SBL;

Page 11 of 17 Pages

CUSIP NO. 5021600-10-4

(d)	283,955 shares owned directly by GPC and 133,333 shares issuable upon conversion of 4,000 shares of Series B Preferred Stock owned directly by GPC. J. Golsen and B. Golsen are the officers and directors of GPC, and share voting and investment power over the shares of Common Stock held of record by GPC;

The amount shown does not include 533 shares owned directly by Gay Golsen, B. Golsen’s wife, over which B. Golsen disclaims beneficial ownership.

(3)	The amount shown with respect to S. Golsen is comprised of 243,493 shares owned directly by two trusts for which S. Golsen as sole trustee is deemed to share voting and investment power over the shares owned by the trusts.

(4)	The amount shown with respect to L. Rappaport is comprised of 30,000 shares of Common Stock held directly by L. Rappaport and 14,578 shares held indirectly through her revocable trust, of which she is sole trustee, but over which 44,578 shares J. Golsen shares voting and investment power with L. Rappaport.

The amount shown does not include 51,433 shares that L. Rappaport’s spouse owns, over which L. Rappaport disclaims beneficial ownership.

(5)	Includes 15,392 shares owned directly by GFLLC and 133,333 shares issuable upon conversion of 4,000 shares of Series B Preferred Stock owned directly by GFLLC, over which J. Golsen, as the sole manager of GFLLC, shares voting and investment power with GFLLC.

(6)	Includes (a) 1,345,999 shares of Common Stock owned directly by SBL, (b) 250,000 shares of Common Stock issuable upon conversion of 1,000,000 shares of Series D Preferred Stock owned by SBL, (c) 400,000 shares of Common Stock issuable upon conversion of 12,000 shares of Series B Preferred Stock owned by SBL, and (d) 417,288 shares of Common Stock owned of record by GPC, a wholly owned subsidiary of SBL (as set forth in footnote 7, below). J. Golsen and B. Golsen serve as co-managers of SBL and, as a result, share voting and investment power of the shares of Common Stock beneficially owned by SBL All of such shares are also included in the shares of Common Stock shown as beneficially owned by J. Golsen and B. Golsen in the table above and in footnotes 1 and 2.

(7)	Includes 283,955 shares of Common Stock owned directly by GPC and 133,333 shares of Common Stock issuable upon conversion of 4,000 shares of Series B Preferred Stock owned by GPC. All of such shares are included in the shares of Common Stock shown in the table above as beneficially owned by J. Golsen, as described in footnote 1(d), and by SBL as the sole shareholder of GPC, as described in footnote 6.

(8)	The percentage ownership of each reporting person is based on 22,811,262 shares of Common Stock outstanding as of October 30, 2015, as reported on the

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CUSIP NO. 5021600-10-4

Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2015. Shares of Common Stock not outstanding, but which may be acquired by a reporting person during the next 60 days under options, warrants, rights or conversion privileges, are considered to be outstanding only for the purpose of computing the percentage of the class for such reporting person, but are not deemed to be outstanding for the purpose of computing the percentage of the class by any other person.

The filing of the Schedule 13D by the Reporting Persons, as amended by this Amendment No. 48, is not an admission that any Reporting Person, for purposes of Section 13(d) of the Act, is the beneficial owner of any shares of Common Stock included in this Schedule 13D in which such Reporting Person does not have any ownership and economic interest.

(c)	During the last 60 days, there have been no transactions in the Common Stock by any of the Reporting Persons.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Agreements, Underwritings or Relationships With Respect to Securities of the Issuer.

Board Representation and Standstill Agreement. On December 4, 2015, each of the Golsen Holders, together with the Company, LSB Funding, Security Benefit Corporation and Todd Boehly, entered into the Board Representation Agreement, in connection with the purchase by LSB Funding of 210,000 shares of Series E Cumulative Redeemable Class C Preferred Stock (the “Series E Preferred Stock”), (ii) one share of Series F Preferred Stock and (iii) Warrants to purchase 4,103,746 shares of Common Stock (collectively, the “Purchased Securities”), pursuant to a Securities Purchase Agreement dated December 4, 2015 by and between the Company, LSB Funding and Security Benefit Corporation.

Under the Board Representation Agreement, the Golsen Holders, collectively, have the right to designate two directors (“Golsen Holders Designated Directors”), and the Board of the Company shall nominate, and shall recommend the election of, and the vote by the stockholders for, the Golsen Holders Designated Directors. However, if the Golsen Holders, collectively, continue to beneficially own at least 2.5% (but not 5% or more) of the then outstanding Common Stock, the Golsen Holders will only be entitled to designate up to one director. These designation rights will terminate immediately on the first date on which the Golsen Holders, collectively, no longer beneficially own at least 2.5% of the then outstanding Common Stock. During the period from and including December 4, 2015 through and including the annual meeting of stockholders to be held in 2016 (including any adjournments and postponements thereof), the Golsen Holders have agreed that, provided the Company is in compliance with the terms of the Board Representation Agreement, at any meeting of the stockholders or in any other circumstances upon which a vote, consent or other approval of all or some of the stockholders is sought solely with respect to the election of directions, they will vote (or

Page 13 of 17 Pages

CUSIP NO. 5021600-10-4

cause to be voted) or execute (or cause to be executed) consents with respect to, as applicable, all of the Company securities owned by them as of the applicable record date in favor of the election of the persons named in the Company’s proxy statement as the Board’s nominees for election as directors, and against any other nominees.

Pursuant to the Board Representation Agreement, the initial Golsen Holders Designated Directors are J. Golsen, who is currently serving as a Director until the annual meeting of the Stockholders to be held in 2016 and is serving as the Executive Chairman of the Board pursuant to the terms of his employment agreement with the Company, and B. Golsen, who is currently serving as a Director until the annual meeting of the Stockholders to be held in 2018.

The foregoing description of the Board Representation Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Board Representation Agreement, a copy of which is filed as Exhibit 99.9 hereto and incorporated by reference herein.

Letter Agreement. On December 4, 2015, the Golsen Holders and LSB Funding entered into a certain Letter Agreement. Under the Letter Agreement, subject to certain exceptions, the Golsen Holders have agreed to not transfer any of the shares of Common Stock that the Golsen Holders beneficially owned as of November 6, 2015, which includes shares of Common Stock that may be issued to certain of the Golsen Holders upon conversion of the Series B and Series Preferred Stock currently owned by such holders (the “Golsen Shares”), unless (a) LSB Funding beneficially owns fewer than 21,000 shares of Series E Preferred Stock; (b) LSB Funding delivers written notice to J. Golsen terminating the Letter Agreement; or (c) no Golsen Holder is serving on the Company’s board of directors.

Notwithstanding this restriction, the Golsen Holders may transfer up to 25% of the Golsen Shares without restriction (the “Permitted Transfer Amount”) and, under certain conditions, may transfer up to the entire amount of the Golsen Shares to a Permitted Transferee, as defined in the Letter Agreement. Each Permitted Transferee must agree to be bound by the terms of the Letter Agreement. Transfers to a Permitted Transferee are not included in the Permitted Transfer Amount, but will be retroactively included in the Permitted Transfer Amount if a transferee of Golsen Shares ceases to be a Permitted Transferee. Additionally, the Permitted Transfer Amount will be proportionately increased if LSB Funding transfers certain shares of Common Stock issuable upon exercise of a warrant. Additionally, the restrictions contained in the Letter Agreement do not prohibit any of the Golsen Holders from pledging Golsen Shares owned by such holder to a financial institution providing financing to such holder.

The Letter Agreement acknowledges that shares of Company stock held by the spouse of L. Rappaport are not subject to the Letter Agreement. Shares acquired by the Golsen Holders after November 6, 2015, other than by conversion of the Series B or Series D Preferred Stock owned by the Golsen Holders on or before November 6, 2015, will not be subject to the terms, limitations, or restrictions of the Letter Agreement.

Page 14 of 17 Pages

CUSIP NO. 5021600-10-4

The foregoing description of the Letter Agreement is not complete and is qualified in its entirety by reference to the full text of the Letter Agreement, a copy of which is filed as Exhibit 99.10 hereto and incorporated by reference herein.

Item 7.	Materials to be Filed as Exhibits.

24.1	(a) Powers of Attorney executed by Barry H. Golsen and Steven J. Golsen are filed as Exhibit 24.1 to Amendment No. 33 to this Schedule 13D and are incorporated herein by reference; and (b) Power of Attorney, dated December 29, 2008, executed by Linda F. Rappaport is filed as Exhibit 24.2 to Amendment No. 38 and is incorporated herein by reference.

99.1	(a) Joint Filing Statement, dated September 19, 2007, is filed as Exhibit 99.1 to Amendment No. 34 and is incorporated herein by reference; and (b) Joint Filing Statement, dated December 29, 2008, executed by Linda F. Rappaport is filed as Exhibit 99.2 to Amendment No. 38 and is incorporated herein by reference.

99.2	The Company’s Restated Certificate of Incorporation, as amended, setting forth the terms of the Company’s Series B 12% Cumulative Convertible Preferred Stock is filed as Exhibit 3(i).1 to the Company’s Form 10-K for the fiscal year ended December 31, 2012, and is incorporated herein by reference.

99.3	The Company’s Certificate of Designations filed with the Delaware Secretary of State on November 15, 2001, designating the terms of the Company’s Series D 6% Cumulative, Convertible Class C Preferred Stock, is filed as Exhibit 99.18 to Amendment No. 27 and is incorporated herein by reference.

99.4	Stacy L. Rappaport 2007 Irrevocable Trust Agreement, dated January 15, 2007, is filed as Exhibit 99.4 to Amendment No. 34 and is incorporated herein by reference. The Joshua B. Golsen 2007 Irrevocable Trust Agreement, Adam Z. Golsen 2007 Irrevocable Trust Agreement, Amy G. Rappaport 2007 Irrevocable Trust Agreement, Lori R. Rappaport 2007 Irrevocable Trust Agreement, Michelle L. Golsen 2007 Irrevocable Trust Agreement, Michael P. Mattingly 2007 Irrevocable Trust Agreement and Preston Ayden Mattingly 2007 Irrevocable Trust Agreement, each dated January 15, 2007, are substantially similar to the Stacy L. Rappaport 2007 Irrevocable Trust Agreement, except each trust is named for primary beneficiary of such trust, and copies of the same will be supplied to the SEC upon request.

99.5	Barry H. Golsen 2007 Irrevocable Trust Agreement, dated January 15, 2007, is filed as Exhibit 99.5 to Amendment No. 34 and is incorporated herein by reference. The Steven J. Golsen 2007 Irrevocable Trust Agreement and Linda F. Rappaport 2007 Irrevocable Trust Agreement, each dated January 15, 2007, are substantially similar to the Barry H. Golsen 2007 Irrevocable Trust Agreement, except each trust is named for primary beneficiary of such trust, and copies of the same will be supplied to the SEC upon request.

99.6

Amy G. Rappaport 2011 GSTT Exempt Trust Agreement, dated June 10, 2011, is filed as Exhibit 99.6 to Amendment No. 44 and is incorporated herein by reference. The Joshua B. Golsen 2011 GSTT Exempt Trust Agreement, Adam Z. Golsen 2011 GSTT Exempt

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CUSIP NO. 5021600-10-4

Trust Agreement, Stacy L. Rappaport 2011 GSTT Exempt Trust Agreement, Lori R. Rappaport 2011 GSTT Exempt Trust Agreement, Michelle L. Golsen 2011 GSTT Exempt Trust Agreement, Preston A Mattingly 2011 GSTT Exempt Trust Agreement, Michael P. Mattingly 2011 GSTT Trust Agreement, and the Cameron E. Davenport 2011 GSTT Exempt Trust Agreement, each dated June 10, 2011, are substantially similar to the Amy G. Rappaport 2011 GSTT Exempt Trust Agreement, except each trust is named for primary beneficiary of such trust, and copies of the same will be supplied to the SEC upon request.

99.7	Assignment of Investment Property/Securities, dated March 5, 2012, executed by SBL, L.L.C. in favor of Bank of the West, is filed as Exhibit 99.7 to Amendment No. 45, filed May 8, 2012, and is incorporated herein by reference.

99.8	Employment Agreement and Amendment to Severance Agreement dated January 12, 1989, between the Company and Jack E. Golsen, dated March 21, 1996, (with Severance Agreement dated January 17, 1989 attached) as amended by the First Amendment to Employment Agreement, dated April 29, 2003, as amended by the Second Amendment to Employment Agreement, dated May 12, 2005, as amended by the Third Amendment to Employment and Severance Agreement, dated December 17, 2008, as amended by the Fourth Amendment to Employment Agreement, dated January 1, 2015, is filed as Exhibit 10.9 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2014, and is incorporated herein by reference.

99.9	Board Representation and Standstill Agreement, dated December 4, 2015, by and among LSB Industries, Inc., LSB Funding LLC, Security Benefit Corporation, Todd Boehly, Jack E. Golsen, Barry H. Golsen, Steven J. Golsen, Linda Golsen Rappaport, Golsen Family LLC, SBL LLC and Golsen Petroleum Corp., is filed as Exhibit 10.3 to the Company’s Current Report on Form 8-K filed with the SEC on December 8, 2015, and is incorporated herein by reference.

99.10	Letter Agreement dated December 4, 2015, by and among Jack E. Golsen, Barry H. Golsen, Steven J. Golsen, Linda Golsen Rappaport, Golsen Family LLC, SBL LLC, Golsen Petroleum Corp. and LSB Funding LLC.

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CUSIP NO. 5021600-10-4

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: December 21, 2015.

*
JACK E. GOLSEN

*
BARRY H. GOLSEN

*
STEVEN J. GOLSEN

*
LINDA F. RAPPAPORT

*Executed by Jack E. Golsen pursuant to Power of Attorney

GOLSEN FAMILY, L.L.C.

By:	/s/ Jack E. Golsen
Jack E. Golsen, Manager

SBL, L.L.C.

By:	/s/ Jack E. Golsen
Jack E. Golsen, Manager

GOLSEN PETROLEUM CORPORATION
By:	/s/ Jack E. Golsen
Jack E. Golsen, Manager

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